February 27, 2014

VIA EDGAR AND HAND DELIVERY

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CSG Systems International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 0-27512

Dear Mr. Gilmore:

On behalf of CSG Systems International, Inc. (“CSGI” or the “Company”), we provide this submission in response to your letter dated January 16, 2014 (the “Comment Letter”), relating to our Form 10-K for the fiscal year ended December 31, 2012, filed by CSGI on March 8, 2013. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1.	We note your response to prior comment 1 and the breakdown of revenues provided between software/service and maintenance. We continue to believe that while it is acceptable to present revenues related to both the software products and the related implementation services accounted for under contract accounting on a combined basis in a separate income statement line item, revenues from these arrangements should be reported separately from other service revenues (i.e. maintenance). Considering revenue under these arrangements is greater than 10% of total revenues, we believe this element should be broken out separately for income statement presentation purposes. Please revise your presentation accordingly.

18020 Burt Street | Omaha, NE 68022 | phone: 402.431.7000

Response:

In response to your request, the following presentation of our revenues and cost of revenues will be included in our Consolidated Statements of Income for each of the years in the three-year period ended December 31, 2013, included in our 2014 Form 10-K, expected to be filed on February 28, 2014:

	Year Ended December 31,
	2013	2012	2011
Revenues:
Processing and related services	$537,453	$544,649	$524,666
Software and service	118,988	124,242	118,835
Maintenance	91,027	87,975	91,230

Total revenues	747,468	756,866	734,731

Cost of revenues (exclusive of depreciation, shown separately below):
Processing and related services	253,756	258,380	244,776
Software and service	84,222	85,562	82,834
Maintenance	39,187	39,874	38,040

Total cost of revenues	377,165	383,816	365,650

After evaluating all of the fiscal periods included in our 2012 Form 10-K, as presented in our January 30, 2014 response letter to the Staff, maintenance revenue does not exceed 10% of total revenue for any of those periods prior to the year ended December 31, 2011.

*****

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have further questions or require additional information.

Sincerely,

/s/ Randy R. Wiese

Randy R. Wiese

Executive Vice President, Chief Financial Officer

cc:	Joseph T. Ruble, Executive Vice President, General Counsel, Corporate Secretary and Chief

Administrative Officer

Rolland B. Johns, Senior Vice President, Chief Accounting Officer

Bernard W. Reznicek, Audit Committee Chairman

Bradley J. Homant, KPMG